Filed Pursuant to Rule 433
Registration No: 333-134553.

Final Note Terms

20YR NC 1YR CMS Spread Range Accrual

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	(A1, A+, AA–)(1)
Principal Amount:	US$3,000,000 (increasing total offering size to US$8,000,000)
CUSIP:	5252M0EG8
Upsize Trade Date:	March 3, 2008
Original Trade Date:	February 26, 2008
Issue Date:	March 17, 2008
Maturity Date:	March 17, 2028, subject to Issuer’s Call Option.
Issue Price:	Variable Price Re-offer
Redemption Price:	100.0%
Interest Rate:	From and including the Issue Date to but excluding March 17, 2009: 11.00%
From and including March 17, 2009 to but excluding the Maturity Date: 11.00% x Interest Accrual Factor, subject to a minimum Interest Rate of 0.00%

(1) Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Business Day Convention / Daycount Basis:	Unadjusted, modified following, 30/360
Interest Payment Dates:	Quarterly on the 17th(P) of each March, June, September, December, commencing June 17, 2008, and ending on the Maturity Date, subject to Issuer’s Call Option
Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non Business Days) in respect of which SPREAD REF is greater than or equal to 0.0% during that Interest Period, divided by the total number of calendar days (including non Business Days) in that Interest Period.

SPREAD REF:	For any day in an Interest Period (subject to the Rate Cut Off): SPREAD REF = 30yr CMS Rate – 10yr CMS Rate
30yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

10yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Issuer’s Call Option:	The Issuer has the right on every Interest Payment Date commencing on or after March 17, 2009, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price.  All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the note by the Issuer.

Business Days:	New York and London
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.
Denomination:	US$1,000/1,000
Fees:

Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%.  Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes will be issued in an aggregate principal amount of $3,000,000 and will form a single tranche with the $5,000,000 aggregate principal amount of Medium-Term Notes, Series I, due March 17, 2028 that Lehman Brothers Holdings will issue on March 17, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $8,000,000.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 30yr CMS Rate and 10yr CMS Rate

The following shows for illustrative purposes the 30yr CMS Rate and the 10yr CMS Rate in effect on the Original Trade Date and the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on the 30yr CMS Rate and the 10yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate and 10yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 10yr CMS Rate during the term of the notes.  Fluctuations in the level of the 30yr CMS Rate and 10yr CMS Rate make the notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	SPREAD REF: 30yr CMS Rate – 10yr CMS Rate (in %)
2/26/2008	5.174	4.604	0.57
9/17/2007	5.381	5.152	0.229
6/15/2007	5.919	5.762	0.157
3/16/2007	5.252	5.084	0.168
12/15/2006	5.211	5.07	0.141
9/15/2006	5.442	5.341	0.101
6/16/2006	5.78	5.701	0.079
3/17/2006	5.304	5.207	0.097
12/16/2005	5.172	4.988	0.184
9/16/2005	4.99	4.702	0.288
6/17/2005	4.798	4.488	0.31
3/17/2005	5.258	4.905	0.353
12/17/2004	5.224	4.604	0.62
9/17/2004	5.263	4.561	0.702
6/17/2004	5.748	5.177	0.571
3/17/2004	4.935	4.048	0.887
12/17/2003	5.333	4.559	0.774
9/17/2003	5.433	4.604	0.829
6/17/2003	4.581	3.625	0.956
3/17/2003	5.115	4.271	0.844
12/17/2002	5.382	4.561	0.821
9/17/2002	5.136	4.396	0.74
6/17/2002	5.983	5.408	0.575
3/15/2002	6.38	6.044	0.336
12/17/2001	6.434	6.065	0.369
9/17/2001	6.015	5.428	0.587
6/15/2001	6.445	6.086	0.359
3/16/2001	6.075	5.717	0.358
12/15/2000	6.272	6.144	0.128
9/15/2000	7.092	7.03	0.062
6/16/2000	7.191	7.165	0.026
3/17/2000	7.224	7.277	–0.053

12/17/1999	7.284	7.143	0.141
9/17/1999	7.012	6.794	0.218
6/17/1999	6.67	6.599	0.071
3/17/1999	6.17	5.918	0.252
12/17/1998	5.726	5.431	0.295
9/17/1998	5.945	5.598	0.347
6/17/1998	6.175	6.076	0.099
3/17/1998	6.286	6.064	0.222
12/17/1997	6.379	6.25	0.129
9/17/1997	6.722	6.522	0.2
6/17/1997	7.042	6.779	0.263
3/17/1997	7.304	7.072	0.232
12/17/1996	7.001	6.731	0.27
9/17/1996	7.403	7.15	0.253
6/17/1996	7.47	7.274	0.196
3/15/1996	7.167	6.894	0.273
12/15/1995	6.469	6.141	0.328
9/15/1995	6.886	6.51	0.376
6/16/1995	7.078	6.62	0.458
3/17/1995	7.842	7.492	0.35
12/16/1994	8.376	8.187	0.189
9/16/1994	8.332	7.856	0.476
6/17/1994	8.031	7.503	0.528
3/17/1994	7.407	6.8	0.607
12/17/1993	6.957	6.133	0.824
9/17/1993	6.666	5.689	0.977
6/17/1993	7.476	6.268	1.208
3/17/1993	7.65	6.366	1.284